FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 5, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2011

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

3

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2011

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2011	2010	2011	2010
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,403,122	1,981,762	4,727,087	3,620,483
Cost of sales	3 & 4	(1,523,448)	(1,183,429)	(2,957,810)	(2,170,472)
Gross profit		879,674	798,333	1,769,277	1,450,011
Selling, general and administrative expenses	3 & 5	(468,341)	(391,144)	(918,115)	(738,531)
Other operating income (expense), net	3	1,028	(1,886)	2,649	3,163
Operating income		412,361	405,303	853,811	714,643
Interest income	6	6,513	4,352	14,200	11,500
Interest expense	6	(12,248)	(21,889)	(25,289)	(41,958)
Other financial results	6	(12,408)	(7,368)	(11,350)	323
Income before equity in earnings of associated companies and income tax		394,218	380,398	831,372	684,508
Equity in earnings of associated companies		22,720	19,288	47,005	42,814
Income before income tax		416,938	399,686	878,377	727,322
Income tax		(112,235)	(104,716)	(249,477)	(210,142)
Income for the period		304,703	294,970	628,900	517,180
Attributable to:
Equity holders of the Company		287,218	282,098	606,592	501,647
Non-controlling interests		17,485	12,872	22,308	15,533
		304,703	294,970	628,900	517,180

Earnings per share attributable to the equity holders of the Company during the period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.24	0.24	0.51	0.42
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.49	0.48	1.03	0.85

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Income for the period	304,703	294,970	628,900	517,180
Other comprehensive income:
Currency translation adjustment	80,713	(145,777)	235,492	(150,886)
Changes in the fair value of derivatives held as cash flow hedges	(2,572)	1,088	5,790	(2,195)
Share of other comprehensive income of associates:
- Currency translation adjustment	(5)	(4,704)	5,649	2,025
- Changes in the fair value of derivatives held as cash flow hedges	378	175	832	231
Income tax relating to components of other comprehensive income (*)	215	(659)	(1,672)	462
Other comprehensive income for the period, net of tax	78,729	(149,877)	246,091	(150,363)
Total comprehensive income for the period	383,432	145,093	874,991	366,817
Attributable to:
Equity holders of the Company	341,775	128,962	820,500	359,397
Non-controlling interests	41,657	16,131	54,491	7,420
	383,432	145,093	874,991	366,817
 (*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2011

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2011		At December 31, 2010
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,212,424		3,780,580
Intangible assets, net	9	3,509,504		3,581,816
Investments in associated companies		704,764		671,855
Other investments		45,616		43,592
Deferred tax assets		227,591		210,523
Receivables		137,980	8,837,879	120,429	8,408,795
Current assets
Inventories		2,765,885		2,460,384
Receivables and prepayments		268,912		282,536
Current tax assets		227,666		249,317
Trade receivables		1,723,037		1,421,642
Available for sale assets	13	21,572		21,572
Other investments		870,906		676,224
Cash and cash equivalents		424,287	6,302,265	843,861	5,955,536

Total assets			15,140,144		14,364,331
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,469,669		9,902,359
Non-controlling interests			682,426		648,221
Total equity			11,152,095		10,550,580
LIABILITIES
Non-current liabilities
Borrowings		160,636		220,570
Deferred tax liabilities		929,052		934,226
Other liabilities		214,345		193,209
Provisions		91,736		83,922
Trade payables		2,611	1,398,380	3,278	1,435,205
Current liabilities
Borrowings		1,069,673		1,023,926
Current tax liabilities		213,144		207,652
Other liabilities		313,359		233,590
Provisions		37,203		25,101
Customer advances		66,223		70,051
Trade payables		890,067	2,589,669	818,226	2,378,546
Total liabilities			3,988,049		3,813,751
Total equity and liabilities			15,140,144		14,364,331

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2011

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the period	-	-	-	-	-	606,592	606,592	22,308	628,900
Currency translation adjustment	-	-	-	203,002	-	-	203,002	32,490	235,492
Hedge reserve, net of tax	-	-	-	-	4,425	-	4,425	(307)	4,118
Share of other comprehensive income of associates	-	-	-	5,649	832	-	6,481	-	6,481
Other comprehensive income for the period	-	-	-	208,651	5,257	-	213,908	32,183	246,091
Total comprehensive income for the period	-	-	-	208,651	5,257	606,592	820,500	54,491	874,991
Acquisition of non-controlling interests	-	-	-	-	(1,938)	-	(1,938)	(14,551)	(16,489)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(5,735)	(253,648)
Balance at June 30, 2011	1,180,537	118,054	609,733	317,070	15,789	8,228,486	10,469,669	682,426	11,152,095

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the period	-	-	-	-	-	501,647	501,647	15,533	517,180
Currency translation adjustment	-	-	-	(142,770)	-	-	(142,770)	(8,116)	(150,886)
Hedge reserve, net of tax	-	-	-	-	(1,736)	-	(1,736)	3	(1,733)
Share of other comprehensive income of associates	-	-	-	2,025	231	-	2,256	-	2,256
Other comprehensive income for the period	-	-	-	(140,745)	(1,505)	-	(142,250)	(8,113)	(150,363)
Total comprehensive income for the period	-	-	-	(140,745)	(1,505)	501,647	359,397	7,420	366,817
Acquisition and increase of non-controlling interests	-	-	-	-	(366)	-	(366)	(2,990)	(3,356)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(14,577)	(262,490)
Balance at June 30, 2010	1,180,537	118,054	609,733	(111,212)	8,613	7,397,557	9,203,282	618,525	9,821,807

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2011 and 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2010 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2011

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Note	2011	2010
Cash flows from operating activities		(Unaudited)
Income for the period		628,900	517,180
Adjustments for:
Depreciation and amortization	8 & 9	265,401	251,916
Income tax accruals less payments		36,629	(115,948)
Equity in earnings of associated companies		(47,005)	(43,310)
Interest accruals less payments, net		(27,820)	19,496
Changes in provisions		19,916	1,684
Changes in working capital		(487,951)	(63,493)
Other, including currency translation adjustment		102,716	(72,632)
Net cash provided by operating activities		490,786	494,893

Cash flows from investing activities
Capital expenditures	8 & 9	(461,791)	(348,393)
Proceeds from disposal of property, plant and equipment and intangible assets		1,967	5,746
Dividends and distributions received from associated companies		17,229	12,958
Investments in short terms securities		(194,682)	75,052
Net cash used in investing activities		(637,277)	(254,637)

Cash flows from financing activities
Dividends paid		(247,913)	(247,913)
Dividends paid to non-controlling interests in subsidiaries		(5,735)	(14,577)
Acquisitions of non-controlling interests	11	(16,489)	(3,356)
Proceeds from borrowings		489,795	349,856
Repayments of borrowings		(541,112)	(588,754)
Net cash used in financing activities		(321,454)	(504,744)

Decrease in cash and cash equivalents		(467,945)	(264,488)
Movement in cash and cash equivalents
At the beginning of the period		820,165	1,528,707
Effect of exchange rate changes		9,823	(19,818)
Decrease in cash and cash equivalents		(467,945)	(264,488)
At June 30,		362,043	1,244,401

		At June 30,
Cash and cash equivalents		2011	2010
Cash and bank deposits		424,287	1,276,814
Bank overdrafts		(62,244)	(32,413)
		362,043	1,244,401

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Process in Venezuela - Nationalization of Venezuelan Subsidiaries
14	Recently issued accounting pronouncements relevant for Tenaris

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2010.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on August 4, 2011.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2010. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

Whenever necessary, comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3           Segment information

Reportable operating segments

	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total
Six-month period ended June 30, 2011
Net sales	3,965,103	387,347	374,637	4,727,087
Cost of sales	(2,445,269)	(257,250)	(255,291)	(2,957,810)
Gross profit	1,519,834	130,097	119,346	1,769,277
Selling, general and administrative expenses	(828,614)	(46,418)	(43,083)	(918,115)
Other operating income (expenses), net	2,876	(413)	186	2,649
Operating income	694,096	83,266	76,449	853,811
Depreciation and amortization	247,093	11,104	7,204	265,401
Capital expenditures	430,805	28,558	2,428	461,791
Six-month period ended June 30, 2010
Net sales	3,131,830	187,248	301,405	3,620,483
Cost of sales	(1,830,262)	(122,129)	(218,081)	(2,170,472)
Gross profit	1,301,568	65,119	83,324	1,450,011
Selling, general and administrative expenses	(666,222)	(39,086)	(33,223)	(738,531)
Other operating income (expenses), net	(643)	1,479	2,327	3,163
Operating income	634,703	27,512	52,428	714,643
Depreciation and amortization	234,511	9,695	7,710	251,916
Capital expenditures	325,564	20,817	2,012	348,393

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Six-month period ended June 30, 2011
Net sales	2,030,437	1,267,790	557,254	601,406	270,200	4,727,087
Depreciation and amortization	137,402	53,393	60,280	633	13,693	265,401
Capital expenditures	307,681	72,695	66,618	9,152	5,645	461,791

Six-month period ended June 30, 2010
Net sales	1,498,143	885,707	413,644	626,348	196,641	3,620,483
Depreciation and amortization	128,205	52,664	57,181	707	13,159	251,916
Capital expenditures	241,145	54,015	37,878	9,138	6,217	348,393

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador, Peru and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Algeria, Egypt, Kazakhstan, Kuwait, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally Australia, China, Indonesia and Japan.

4           Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Inventories at the beginning of the period	2,460,384	1,687,059
Plus: Charges of the period
Raw materials, energy, consumables and other	2,233,203	1,710,431
Services and fees	176,782	154,792
Labor cost	549,561	454,205
Depreciation of property, plant and equipment	154,648	140,364
Amortization of intangible assets	2,409	2,090
Maintenance expenses	99,975	87,339
Allowance for obsolescence	(553)	(34,346)
Taxes	2,418	3,561
Other	44,868	27,821
	3,263,311	2,546,257
Less: Inventories at the end of the period	(2,765,885)	(2,062,844)
	2,957,810	2,170,472

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Services and fees	114,189	106,609
Labor cost	268,658	225,087
Depreciation of property, plant and equipment	5,583	8,936
Amortization of intangible assets	102,761	100,526
Commissions, freight and other selling expenses	252,757	187,838
Provisions for contingencies	30,221	21,923
Allowances for doubtful accounts	4,118	(11,569)
Taxes	72,996	56,008
Other	66,832	43,173
	918,115	738,531

6                                                Financial results

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Interest income	14,200	11,500
Interest expense (*)	(25,289)	(41,958)
Interest net	(11,089)	(30,458)
Net foreign exchange transaction results	(15,395)	3,743
Foreign exchange derivatives contracts results (**)	4,521	(2,078)
Other	(476)	(1,342)
Other financial results	(11,350)	323
Net financial results	(22,439)	(30,135)

6                                            Financial results (Cont.)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Includes interest rate swap losses of $5.2 million and $7.9 million for the six-month period ended June 30, 2011 and June 30, 2010, respectively.

(**) Includes a gain of $6.1 million and a loss of $7.8 million on an identified embedded derivative for the six-month periods ended June 30, 2011 and June 30, 2010, respectively.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.
	Six-month period ended June 30,
	2011	2010
	(Unaudited)
Net income attributable to equity holders	606,592	501,647
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share (U.S. dollars per share)	0.51	0.42
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	1.03	0.85

(*) Each ADS equals two shares

On June 1, 2011 the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

8                                   Property, plant and equipment, net
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,780,580	3,254,587
Currency translation adjustment	150,477	(105,832)
Additions	443,757	337,534
Disposals	(1,967)	(5,722)
Transfers	(192)	(1,518)
Depreciation charge	(160,231)	(149,300)
At June 30,	4,212,424	3,329,749

9                                               Intangible assets, net
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,581,816	3,670,920
Currency translation adjustment	14,632	(4,316)
Additions	18,034	10,859
Disposals	-	(24)
Transfers	192	1,518
Amortization charge	(105,170)	(102,616)
At June 30,	3,509,504	3,576,341

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2010.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 102 million (approximately $25 million) at June 30, 2011, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Settlement with U.S. governmental authorities

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA).  The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”), shared the results of the audit committee’s review with the SEC and the DOJ, and cooperated in the investigations conducted by the SEC and the DOJ.

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct.  The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program.  In the settlement with the SEC, Tenaris agreed to pay approximately $5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a $3.5 million penalty. Tenaris timely paid those amounts to the DOJ and the SEC.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of June 30, 2011 the estimated aggregate amount of the contract at current prices is approximately $545 million.

•
A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of June 30, 2011 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $215 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2010, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2010	16,631,947
Total equity in accordance with Luxembourg law	18,540,271

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2010, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2010, distributable amount under Luxembourg law totals $17.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Gain from the transfer of shares in affiliated undertakings	12,020,184
Dividends received	1,100,175
Other income and expenses for the year ended December 31, 2010	(3,511)
Dividends paid	(401,383)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Share premium	609,733
Distributable amount at December 31, 2010 under Luxembourg law	17,241,680

11           Other acquisitions

Non-controlling interests

During the six-month period ended June 30, 2011 and 2010, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.4 million and $3.4 million, respectively.

12           Related party transactions

As of June 30, 2011:

•
San Faustin S.A., a Luxembourg public limited liability company (société anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg  private limited liability company (société à responsabilité limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

12           Related party transactions (Cont.)

At June 30, 2011, the closing price of the Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $29.53 per ADS, giving Tenaris’ ownership stake a market value of approximately $678.3 million. At June 30, 2011, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $685.9 million.

Transactions and balances disclosed as “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)
	Six-month period ended June 30, 2011	(Unaudited)
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	20,802	69,722	90,524
	Sales of services	8,225	2,240	10,465
		29,027	71,962	100,989

	(b) Purchases of goods and services
	Purchases of goods	45,969	9,464	55,433
	Purchases of services	40,592	71,067	111,659
		86,561	80,531	167,092

	Six-month period ended June 30, 2010	(Unaudited)
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	15,582	11,220	26,802
	Sales of services	5,870	1,359	7,229
		21,452	12,579	34,031

	(b) Purchases of goods and services
	Purchases of goods	84,303	9,291	93,594
	Purchases of services	28,920	53,515	82,435
		113,223	62,806	176,029

	At June 30, 2011	(Unaudited)
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,794	12,779	63,573
	Payables to related parties	(36,658)	(14,554)	(51,212)
		14,136	(1,775)	12,361

	(b) Financial debt
	Borrowings	(2,826)	-	(2,826)

12           Related party transactions (Cont.)

	At December 31, 2010
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	39,761	28,557	68,318
	Payables to related parties	(17,534)	(19,110)	(36,644)
		22,227	9,447	31,674

	(b) Financial debt
	Borrowings	(3,843)	-	(3,843)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).

13           Process in Venezuela - Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, in May 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies"). In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets. On June 21, 2011, Tenaris announced that it will take legal actions against Venezuela to seek prompt, fair and adequate compensation for its entire interest (including assets and liabilities) in Matesi.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris have also consented to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

13           Process in Venezuela - Nationalization of Venezuelan Subsidiaries (Cont.)

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of June 30, 2011 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

14           Recently issued accounting pronouncements relevant for Tenaris

(i) International Accounting Standard 19 (amended 2011), “Employee benefits”

 In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.

(ii) International Accounting Standard 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in OCI into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

(iii) International Financial Reporting Standard 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

(iv) International Financial Reporting Standard 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

(v) International Financial Reporting Standard 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

These standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2011 and have not been early adopted.

The Company's management has not assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

Ricardo Soler
Chief Financial Officer